June 28, 2018

VIA EDGAR

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allegro Merger Corp.
Registration Statement on Form S-1
Filed May 29, 2018, as amended
File No. 333-225270

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Allegro Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, July 2, 2018, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 78 copies of the Preliminary Prospectus dated June 21, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

CANTOR FITZGERALD AND CO., for itself

and the other several underwriters

By:	/s/ John Belle
Name:	John Belle
Title:	Chief Operating Officer